

June 13, 2013

Via Email
Caitlin Jeffs
Chief Executive Officer
Red Metal Resources Ltd.
195 Park Avenue
Thunder Bay, Ontario
Canada P7B 1B9

> **Re:** **Red Metal Resources Ltd.**
> **Post-effective amendment to Form S-1**
> **Filed June 5, 2013**
> **File No. 333-174223**

Dear Ms. Jeffs:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No 1 on Form S-1

1.   We reissue prior comment one from our letter dated June 4, 2013. We note that your original registration statement was declared effective on May 20, 2011 and included your financial statements for the year ended January 31, 2011. In Item 17 of that registration statement, you undertook to file post effective amendments in order to update your prospectus pursuant to Section 10(a)(3) of the Securities Act of 1933. It appears that your first Section 10(a)(3) update was required by May 31, 2012. Please advise us of the approximate amounts and dates of sales using the prospectus. We may have further comment. For additional guidance, please consider 1933 Act Forms C&DI 113.02 and 1933 Act C&DI 139.28.

2.   We reissue prior comment two from our letter dated June 4, 2013. We note you have filed several prospectus supplements under Rule 424(b)(3). However, these filings only include cover pages and copies of various Exchange Act reports. Please confirm that filings you make in the future for updating purposes will provide the entire prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director